Exhibit 99.1

Contact	Francesca DeMartino	FOR IMMEDIATE RELEASE
	Investor Relations & Corporate Communications +1 (310) 739-6476	November 3, 2014
francesca@macrocure.com

MACROCURE LTD. ANNOUNCES THIRD QUARTER 2014 FINANCIAL RESULTS
Completed patient enrollment in Pivotal, Phase III Diabetic Foot Ulcer clinical trial
Pivotal, Phase III Venous Leg Ulcer clinical trial is showing strong recruitment rates

PETACH TIKVA, Israel, November 3, 2014 – Macrocure Ltd. (Macrocure or the Company) (NASDAQ: MCUR), a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, today announced financial and operating results for the three and nine months ended September 30, 2014.

Recent Highlights:

•
The Company’s ongoing Diabetic Foot Ulcer (DFU), pivotal, Phase III, randomized, double-blind, and placebo controlled clinical trial completed patient enrollment in early September 2014, meeting its previously disclosed milestone.

•
The Company’s ongoing Venous Leg Ulcer (VLU), pivotal, Phase III, randomized, double-blind, and placebo controlled clinical trial, commenced patient enrollment in May 2014 and is showing strong recruitment rates. As of October 1st, 25+ sites in the United States are fully operational.

•	The Company’s Mechanism of Action (MOA) study is ongoing and is on track to be completed by Q4 2014.

•
The Company reached an agreement with the U.S. Food & Drug Administration (FDA) in September 2014 whereby the Company is able to remove a blood matching requirement, which was previously necessary when administering CureXcell, Macrocure’s lead product candidate for the treatment of chronic and hard-to-heal wounds.

Management Commentary

"We had a strong third quarter in terms of progressing our clinical trials and attaining key corporate milestones. We are pleased with the progress we continue to make with CureXcell’s clinical development and path towards commercialization," stated Nissim Mashiach, President and Chief Executive Officer of Macrocure.

“Next year is an important year for Macrocure given our full roster of clinical milestones, including our MOA study results, the completion of our DFU trial and announcement of clinical results, and the interim analysis of our VLU trial. We look to the future with a lot of optimism as we endeavor to transform the advanced wound care space with CureXcell, our novel – once-monthly, injectable therapy of human, living cells for the treatment of chronic and hard-to-heal wounds," concluded Mr. Mashiach.

Financial Results for Third Quarter / Three Months Ended September 30, 2014

Research and development expenses for the third quarter of 2014 were $3.9 million, compared with $2.4 million for the third quarter of 2013. This increase was primarily due to costs associated with opening and operating new clinical sites in support of the VLU trial for CureXcell.

General and administrative expenses for the third quarter of 2014 were $1.7 million, compared with $2.9 million for the third quarter of 2013. The third quarters of 2014 and 2013 include a one-time, non-cash expense of $0.5 million and $2.5 million, respectively, which are related to a previous option grant.

Finance expenses, net for the third quarter of 2014 were $4.4 million, compared with $4.8 million for the third quarter of 2013. These expenses are one-time non-cash expenses associated with a convertible credit line, made available to the Company.

For the third quarter of 2014, the Company posted a net loss of $10.1 million, or $0.70 per share compared with a net loss of $10.2 million, or $1.37 per share, in the third quarter of 2013.

Financial Results for Nine Months Ended September 30, 2014

Research and development expenses for the nine months ended September 30, 2014 were $9.9 million, compared with $6.3 million for the comparable period in 2013. This increase was primarily due to costs associated with opening and operating new clinical sites in support of the VLU trial for CureXcell.

General and administrative expenses for the nine months ended September 30, 2014 were $3.5 million, compared with $3.7 million for the comparable period in 2013. The nine month period ended September 30, 2014 and 2013 include a one-time, non-cash expense of $0.5 million and $2.5 million, respectively, which are related to a previous option grant.

Finance expenses, net for the nine months ended September 30, 2014 were $4.4 million, compared with $4.4 million for the comparable period in 2013. These are one-time non-cash expenses associated with a convertible credit line, made available to the Company.

For the nine months ended September 30, 2014, the Company posted a net loss of $17.9 million, or $1.84 per share, compared with a net loss of $14.5 million, or $1.94 per share, for the comparable period in 2013.

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Balance Sheet Highlights

As of September 30, 2014, cash and cash equivalents, including short term deposits were $53.3 million, compared with $19.0 million as of December 31, 2013. This increase was due to the Company’s Initial Public Offering on August 5, 2014, which resulted in the Company’s receipt of approximately $46.7 million in net proceeds.

Expected Corporate Milestones

▪	Q4 2014: Mechanism of Action (MOA) study completion

▪	1H 2015: MOA study results & Analyst Day

▪	2H 2015: Phase 3 results for DFU

▪	2H 2015: Phase 3 study interim data for VLU

▪	2H 2016: Phase 3 study completion for VLU

▪	2H 2016: Submit BLA to the FDA

Financial Results Conference Call and Webcast

Macrocure’s management will host a conference call to discuss the financial results and provide a business update on Tuesday, November 4, 2014 at 9:00 am EST; 6:00 am PST; 4:00 pm Israel time. Shareholders and other interested parties may participate in the call by dialing (877) 303-6496 (domestic/U.S.) or (315) 625-3080 (international) and provide Conference ID: 18086398. Alternatively, to access a live audio webcast of the call please visit the Investor Relations section of the Company's website at http://investor.macrocure.com. The audio webcast will continue to be available for 30 days.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as diabetic foot ulcers and venous leg ulcers. The Company’s novel approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body’s own wound healing and regenerative components directly into the wound itself.

Macrocure’s lead product candidate, CureXcell, is a unique combination of living human white blood cells that have been activated to facilitate the healing process and stimulate wound closure. CureXcell addresses each phase of healing in the impaired wound, including the production of growth factors and other biochemical factors involved in fibroblast activation, cell migration and extracellular matrix production, stimulating the body’s natural healing process. CureXcell is currently in two pivotal Phase III, double-blind clinical trials targeting a broad indication for the treatment of all types of wounds below the knee. For more information, please visit: www.macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market, including those risks discussed under the heading "Risk Factors" in Macrocure's Registration Statement on Form F-1 filed with the Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this announcement and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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Unaudited Condensed Interim Consolidated Statements of Financial Position as of

U.S. dollars in thousands	As of Sep-30	As of Dec-31
	2014	2013

Assets

Current assets
Cash and cash equivalents	45,785	18,995
Short term deposits	7,500	-
Accounts receivable	1,175	569
Total current assets	54,460	19,564

Non-current assets
Property and equipment, net	473	330
Intangible assets, net	413	827
Deposits	10	17
Total non-current assets	896	1,174

Total assets	55,356	20,738

Liabilities and Shareholders' Equity

Current liabilities
Trade and other payables	1,971	1,971
Total liabilities	1,971	1,971

Shareholders' equity
Ordinary shares of NIS 0.01 par value	46	20
Series A preferred shares of NIS 0.01 par value		*
Share premium	99,978	48,158
Capital reserve	5,752	5,117
Warrants held by shareholders	8,219	8,219
Accumulated deficit	(60,610)	(42,747)
Total shareholders' equity	53,385	18,767

Total liabilities and shareholders' equity	55,356	20,738

* Represents an amount lower than $1.

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Unaudited Condensed Interim Consolidated Statements of Loss

U.S. dollars in thousands	Nine months ended		Three months ended
	September 30,		Sep 30,
	2014	2013	2014	2013

Research and development expenses, net	9,863	6,283	3,946	2,446
General and administrative expenses	3,512	3,732	1,689	2,933
Operating Loss	(13,375)	(10,015)	(5,635)	(5,379)

Finance expenses, net	(4,410)	(4,355)	(4,421)	(4,778)
			-	-
Loss before income tax	(17,785)	(14,370)	(10,056)	(10,157)
Taxes on income	(78)	(99)	-	(49)
				-
Loss for the period	(17,863)	(14,469)	(10,056)	(10,206)

Loss per share - basic and diluted
(in U.S. dollars) (*)	(1.84)	(1.94)	(0.70)	(1.37)

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Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands	Nine months ended		Three months ended
	September 30,		Sep 30,
	2014	2013	2014	2013

Cash flows from operating activities:
Loss for the period	(17,863)	(14,469)	(10,056)	(10,206)

Adjustments:
Depreciation	82	64	25	22
Amortization	414	413	138	137
Financing expenses, net	4,410	4,355	4,421	4,778
Taxes on income	78	99	-	49
Share based compensation	1,222	2,432	655	2,419
	6,206	7,363	5,239	7,405
Changes in operating assets and liability items:
Decrease (increase) in accounts receivable	(606)	(6)	1,297	(172)
Increase (decrease) in trade and other payables	33	911	(1,156)	1,021
	(573)	905	141	849

Income tax paid	(152)		-	-
Interest received	14	58	6	13

Net cash used in operating activities	(12,368)	(6,143)	(4,670)	(1,939)

Cash flows from investing activities:
Purchase of property and equipment	(226)	(70)	(120)	(8)
Decrease in long terms deposits	7	1	1	-
Investment in short term deposits	(7,500)	-	(7,500)	-

Net cash used in investing activities	(7,719)	(69)	(7,619)	(8)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	46,689	13,750	46,689	13,750
Exercise of options	200	-	200	-

Net cash provided by financing activities	46,889	13,750	46,889	13,750

Net increase (decrease) in cash and cash equivalents	26,802	7,538	34,600	11,803

Effect of exchange rate changes on cash and cash equivalents	(12)	(11)	(6)	3

Cash and cash equivalents at beginning of the period	18,995	15,322	11,191	11,043

Cash and cash equivalents at end of the period	45,785	22,849	45,785	22,849

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